FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES ACT OF 1934

For the month of March, 2010

Commission File Number 0-31481

CARTHEW BAY TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

The following is included in this report on Form 6-K:

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Amending Agreement to Amendments to Agreement and Plan of Merger

99.2	Amendment to Note Purchase Agreement

99.3	Amendments to Agreement and Plan of Merger

99.4	Subordination and Intercreditor Agreement

99.5	Letter Agreement

99.6	Note Purchase Agreement

99.7	Secured Convertible Debenture

99.8	Security Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

Dated: March 26, 2010
CARTHEW BAY TECHNOLOGIES, INC.
(Registrant)

/s/ Michael Liik
By: Michael Liik, President and CEO

Dated: March 26, 2010
CARTHEW BAY TECHNOLOGIES, INC.
(Registrant)

/s/ Brian Clewes
By: Brian Clewes, CFO, Secretary and Treasurer